UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D

                 UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934*
                                (AMENDMENT NO. __)

                              GUMP & COMPANY,  INC.
                              ---------------------
                                (NAME  OF  ISSUER)

                                  COMMON STOCK
                              ---------------------
                      (TITLE  OF  CLASS  OF  SECURITIES)


                                      40280L
                              ---------------------
                                  (CUSIP  NUMBER)


      Mark A. DiSalvo, 23676 Blythe St., West Hills, CA 91304  (818) 592-0860
      -----------------------------------------------------------------------
               (NAME,  ADDRESS  AND  TELEPHONE  NUMBER  OF  PERSON
             AUTHORIZED  TO  RECEIVE  NOTICES  AND  COMMUNICATIONS)


                                   July  3,  2000
                    (DATE  OF  EVENT  WHICH  REQUIRES  FILING
                                 OF  THIS  STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies  of  the  schedule, including all exhibits.  See   240.13d-7(b) for other
parties  to  whom  copies  are  to  be  sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  40280L

(1)  Names  of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     California Brokerage Services, Inc.
--------------------------------------------------------------------------------

(2)  Check  the  Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
--------------------------------------------------------------------------------
(3)  SEC  Use  Only

--------------------------------------------------------------------------------

(4)  Source  of  Funds  (See  Instructions)            Working Capital

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure of Legal Proceedings is Required Pursuant to
                                                      Items 2(d) or  2(e)     __

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization          California

--------------------------------------------------------------------------------

Number of                              (7) Sole  Voting  Power           164,792
                                       -----------------------------------------
Shares Benficially                     (8) Shared  Voting  Power               0
                                       -----------------------------------------
Owned by Each                          (9) Sole Dispositive Power        164,792
                                       -----------------------------------------
Reporting Person With                  (10) Shared Dispositive Power           0
--------------------------------------------------------------------------------

(11)    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
                                                                         164,792

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13)Percent  of  Class  Represented  by  Amount  in  Row  (11)            49.94%

--------------------------------------------------------------------------------

(14)Type  of  Reporting  Person  (See  Instructions)        CO

--------------------------------------------------------------------------------

(1) Names and I.R.S identification Numbers of Reporting Person - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S identification numbers, although disclosure of such numbers is voluntary, not mandatory, (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person, are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [UNLESS IT IS A JOUNT FILING PURSUANT TO Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 3, 2000


California Brokerage Services, Inc.


By:  /s/  Mark A. DiSalvo
   ----------------------
Mark A. DiSalvo